U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2010.

KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

45 St. Clair West, Suite 400, Toronto, Ontario, Canada M4V 1K9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]
Form 20-F ☐	Form 40-F ☒

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]
Yes ☐	No ☒
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
N/A

KINGSWAY FINANCIAL SERVICES INC.
Table of Contents

Item	Description

99.1	News Release dated July 23, 2010 - Kingsway Announces Completion of its Offer to Acquire up to 1,500,000 Units of Kingsway Linked Return of Capital Trust

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: July 27, 2010	By:	/s/ Larry G. Swets, Jr.
Larry G. Swets, Jr.
President and Chief Executive Officer

	By:	/s/ Daniel Brazier
Daniel Brazier
Chief Financial Officer